SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of March 2011

Commission File No. 1-31690

TransCanada Corporation

(Translation of Registrant’s Name into English)

450 — 1 Street S.W., Calgary, Alberta, T2P 5H1, Canada

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F   ☐       Form 40-F   ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Exhibit 99.1 to this report, filed on Form 6-K, shall be incorporated by reference into each of the Registration Statements under the Securities Act of 1933, as amended, of the registrant: Form S-8 (File Nos. 333-5916, 333-8470, 333-9130 and 333-151736), Form F-3 (File Nos. 33-13564 and 333-6132) and Form F-10 (File Nos. 333-151781 and 333-161929).

Exhibit 99.2 to this report, furnished on Form 6-K, is furnished, not filed, and will not be incorporated by reference into any registration statement filed by the registrant under the Securities Act of 1933, as amended.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 2, 2011

TRANSCANADA CORPORATION

	By:	/s/ Donald R. Marchand
Donald R. Marchand
Executive Vice-President and Chief Financial Officer

	By:	/s/ Donald J. DeGrandis
Donald J. DeGrandis
Corporate Secretary

EXHIBIT INDEX

99.1         Management Proxy Circular of the Registrant dated February 14, 2011.

99.2         Form of Proxy of the Registrant.